[Letterhead of Wolverine Tube, Inc.]

August 22, 2007

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andrew Schoeffler

Re:	Wolverine Tube, Inc.

Registration Statement on Form S-4

File No. 333-138343

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Wolverine Tube, Inc. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-138343) filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2006, together with all exhibits thereto (the “Registration Statement”). In light of the Company’s decision to implement the recapitalization plan announced on February 1, 2007, the Company no longer intends to proceed with the exchange offer and consent solicitation, or the alternative prepackaged plan of reorganization, to which the Registration Statement relates. The Registration Statement was not declared effective by the Commission and no securities have been sold or exchanged pursuant thereto.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to the foregoing, please contact the undersigned at (256) 580-3625 or Mike Waters of Balch & Bingham LLP at (205) 226-8720.

Very truly yours, WOLVERINE TUBE, INC.

/S/ JAMES E. DEASON
James E. Deason Senior Vice President, Chief Financial Officer and Corporate Secretary